2/2

07020910

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME CV Technologies Inc.

*CURRENT ADDRESS 9411 - 20th Avenue
Edmonton Research Park
Edmonton, Alberta T6N 1E5 Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 12 2007
THOMSON FINANCIAL

FILE NO. 82- 35059

FISCAL YEAR 9/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☒

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: mc

DATE: 2/8/07

082-35059

RECEIVED
2006 OCT -2 A 9:31

Exhibit 4A
AR/S
9-30-06


advancing
science
business

CV Technologies Inc. Annual Report 2006

financial summary

for the years ended
Sept. 30 ($ CAD)

	2006	2005
Net Sales	$ 46,973,073	$ 31,850,112
Cash Flow from Operations	4,179,784	6,124,074
Earnings before tax	8,406,536	8,535,867
Earnings after tax	4,137,310	10,093,238
Per share - basic	$0.04	$0.10
Per share - diluted	$0.04	$0.09
Shareholders Equity	$ 26,963,438	$ 19,840,418
Average Common Shares Outstanding:		
Basic	101,883,736	97,453,888
Diluted	112,448,376	110,610,576

financial highlights

net sales
($ CAD millions)



2001
2002
2003
2004
2005
2006
0
10
20
30
40
50

net earnings
($ CAD millions)



2001
2002
2003
2004
2005
2006
-4
-2
0
2
4
6
8
10
12

stock price ($ CAD)



MAR
JUN
SEPT
DEC
MAR
JUN
SEPT
DEC
MAR
JUN
SEPT
DEC
SEPT

table of contents

advancing

**By advancing science we will advance our business.
CV Technologies is a life sciences company that researches, discovers, develops and commercializes evidence-based, natural therapeutics for disease prevention and health maintenance.**

The Company's objective is to become a global leader in developing a new and emerging preventative, evidence-based natural health products industry through:

- further development of the Canadian, U.S. and international markets
- further increasing product and brand recognition
- research and development of a healthy pipeline of products and
- launching collaborative clinical trials to strengthen the science behind its products.


cold & flu infections
CVT-E002 development
cancer treatment support
other infections

advancing science

Science continues to be the foundation of CV Technologies through its consistent focus on developing high quality evidence-based products with meaningful standardization. Our patented ChemBioPrint process is responsible for the discovery and standardization of new and existing products. ChemBioPrint takes the guesswork out of preventative medicine by isolating the chemical and biological active ingredients from natural sources. This process ensures each product batch has deliverable health benefits. Our goal is to develop evidence-based natural health products which work to strengthen targeted physiological systems to prevent and correct degenerative conditions and diseases.

RESEARCH AND DEVELOPMENT

CV Technologies is committed to validating the effectiveness of its products through research including clinical trials. Top scientists and managers were recruited to support this mandate.

The first year of a large multi-centre clinical trial studying the effectiveness of COLD-fX* (multi-doses) for prevention of respiratory infections in seniors has been completed and the study will continue into this year's cold and flu season. The Company decided to extend the trial an additional year because of low recruitment as a result of last year's mild winter. This trial continues to be conducted by Edmonton's Medical Officer of Health and internationally recognized influenza and infectious disease experts in Toronto and Vancouver. Halifax has recently been added as a study site through collaborations with Dalhousie University.



Positive study results were obtained in a National Research Council (NRC) funded pre-clinical cancer study investigating the effects of CVT-E002 (the active ingredient in COLD-fX*) in a leukemia mouse model completed in collaboration with McGill University in Montreal. The positive results supported the hypothesis that CVT-E002 may have potential as a cancer therapy and may also support the immune system during cancer treatment. The study is continuing on schedule and further development of CVT-E002 for cancer related indications is in the early planning stage. Additional collaborative research opportunities are being explored.

CV Technologies has U.S. patents and patent applications for CVT-E002 extract and its uses in preventative, immune-related, therapeutic applications such as cold and flu infections and other indications related to immune dysfunction.

A non-clinical study in collaboration with McMaster University in Hamilton was recently launched with the support of the NRC. The role of COLD-fX* in activating innate immunity through precise immune biochemical pathways will be studied. The study could provide important information leading to expanded use of COLD-fX* beyond the prevention and treatment of cold and flu to other immune-related diseases.

Four Canadian universities are involved in research and clinical trials of COLD-fX*.



There are ongoing scientific research projects with CVT-E002, the active ingredient in COLD-fX®, for immune-related diseases other than cold and flu.

Focus and attention, mood normalization, diabetes, lipid management, hypertension and cardiovascular health also continue to be areas of further product development.

REGULATORY AFFAIRS

Due to the uniqueness of COLD-fX®, a New Dietary Ingredient (NDI) submission was required by the Food and Drug Administration (FDA) before marketing could begin in the U.S. In fact, the majority of dietary supplements available on the market have not attempted this submission process and few botanically-derived extracts have achieved this status.

The FDA accepted and filed the NDI submission for COLD-fX® without comment. This is a significant achievement and speaks to the high quality of the science, as well as the proficiency of the Company's U.S. regulatory team.

In Canada, COLD-fX® is in the final review phase prior to approval for its product license application. A current backlog at the Natural Health Products Directorate (NHPD) prevents a reliable timeline for its review completion. However, CV Technologies continues to actively support the NHPD and its efforts to clear the backlog through communication efforts and public education.

GROWING AWARENESS AND SUPPORT

Scientific awareness for COLD-fX® reached a new high this past year. The most important recognition was the


COLD-fX®
NDI submission
FDA
review
now available in
the United States

selection of the pivotal COLD-fX® trial published in the Canadian Medical Association Journal (CMAJ) in 2005 for inclusion in the Annual Bibliography of Significant Advances in Dietary Supplements Research put out each year by the U.S. National Institutes of Health (NIH). The study was one of 25 drawn from more than 1,000 scientific papers published in 58 of the world's leading peer-reviewed medical journals and chosen by an international team of 50 scientific reviewers. The NIH, one of the world's foremost medical research centres and an adjunct of the U.S. Department of Health and Human Services, is considered the steward of medical and behavioral research in the United States.

Immunological data gleaned from the CMAJ clinical study previously mentioned was published this year in the Journal of Clinical Biochemistry and Nutrition. Researchers reported that COLD-fX® is effective in increasing Natural Killer (NK) and T-helper cell levels in the blood.

This past year, we also continued to build on the awareness within the medical community. A continuing education course (approved by the Canadian Council on Continuing Education in Pharmacy) that highlights the effectiveness of COLD-fX® for the prevention and relief of cold and flu infections was delivered throughout Canada. Several key independent medical organizations such as the American Pharmacists Association and the Natural Medicines Comprehensive Database also now offer cold/flu courses that include the significant clinical findings on COLD-fX®. Evidence on COLD-fX® is also presented in the 2007 edition of the widely-used Physicians Desk Reference®.

Significant quality system advancements, improved efficiencies and ongoing staff education ensure that CV Technologies will continue to be a leader in developing the highest quality evidence-based natural medicines.



advancing business

This past year was a pivotal one, as we are now in a position to talk about international growth. In September, COLD-fX® appeared in the cough and cold section on pharmacy retail shelves in the United States for the first time, classified as a NDI intended to strengthen the immune system. Products in this category are regulated under the strict guidelines of the FDA. This was an exciting milestone for our Company and was the result of tremendous team effort and focus.

EXPANDING DISTRIBUTION

Building U.S. distribution within the largest chain pharmacies, where the primary growth in the cough and cold category is occurring, was critical to allow the brand to gain credibility with its evidence-based science. Having an extensive retail presence in the leading pharmacies in the U.S. in time for the 2006 cold season will help support the Company's growth initiatives.

To support the U.S. launch, the Company created a segregated U.S. supply chain. The rigorous selection and qualification of new vendors ensured that strict quality standards are consistently applied throughout North America. Production capacity in Canada was doubled this year and new vendors were added to maintain the balance of quality and efficiency.


clinical trial results
peer-reviewed papers published
continuing research
pharmacist education
physician education
prevention as a new health care paradigm

CANADA STRONG

The Canadian business experienced regional growth and increased productivity with retail partners and opportunities exist for further development. COLD-fX® continues to rank as the number one selling cold and flu remedy in Canada. (ACNielsen's MarketTrack Drug Service for Cold Remedies, Natural Supplements & Vitamins Categories for the 52-week period ending September 2, 2006).

Despite a very mild cold and flu season last year when industry sales were down from the previous year, COLD-fX® continued its sales growth to maintain its category leadership position. CELL-fX® and REMEMBER-fX® also received increased resource support to continue building these brands within their respective categories and plans to enhance their support will continue as they are developed into key growth drivers.

The long term success of the Company will in large measure be determined by the strength of our product pipeline.



The explosive growth in the category has come from new entries offering cold remedy treatment and from premium price brands like COLD-fX®.

MARKETING PROGRAMS

Developing a North American partnership with the NHL, along with legendary Mark Messier as spokesman, will assist in our consumer programs, trade marketing and communications strategies. The NHL has partnered with COLD-fX® because the product has been successfully used for years by NHL players and world-class athletes. With the objective of creating product awareness, trial and credibility, consumer demand is anticipated to help build the U.S. into a successful market for CV Technologies.

While traditional symptom-relief competitors continue to innovate to build their brands, the explosive growth in the category has come from new entries offering cold remedy treatment and from premium price brands like COLD-fX®. The expanded customer base will allow us to create increased awareness and synergies for advertising and brand building across North America. We established a customer call centre and created new websites to better serve the North American market. The Company continued to receive exposure on regional and network television, radio and newspapers, through word of mouth endorsements, third party




partnership with NHL
product awareness
consumer demand
expanded customer base

validation and publicity resulting from the success of its clinical trials. Establishing the science behind the brand, leveraging testimonials and building a reputation as an industry thought-leader will contribute to expanded media exposure throughout North America.

MANAGING GROWTH

Over the past year, CV Technologies has doubled the number of employees and added several senior managers to support the growth and operational focus of the Company. We hired a Vice-President of Human Resources and Administration who will focus on employee retention, alignment of rewards and performance and employee development.

We hired a Senior Director of Marketing to further enhance our brand building programs. The Company also hired a Director of Medical Affairs and a senior scientist who is dedicated to REMEMBER-fX® research and science communications. To support our shareholders, we hired a Director of Investor Relations who will be sharing the Company's success with the investment community's analysts and institutional investors. CV Technologies began trading on the Toronto Stock Exchange (Symbol: CVQ) in March after being selected as the top performing company last year on the TSX Venture Exchange.

The past year was a pivotal one as we are now in a position to talk about international growth.


internal research
product line extensions
Product development
research collaborations
partnerships

The exponential growth of our company has called for expanded facilities. Construction is underway on a new office headquarters and research centre located in the Edmonton Research Park. Completion is set for summer 2007.

To execute its international strategy, a new wholly-owned subsidiary, fX Life Sciences International GmbH (fX Life Sciences) based in Switzerland, was formed to supply and manufacture products in international markets. COLD-fX® Pharmaceuticals USA Inc., a wholly-owned Delaware corporation headquartered in the Chicago area, was established to focus on distribution, sales and customer service to retailers and major drug chains within the U.S. marketplace.

PRODUCT DEVELOPMENT

The long term success of the Company will in large measure be determined by the strength of our product pipeline. We recognize that relying solely on our own internal research and development capabilities may not be sufficient. That is why we are also focused

We are exploring business opportunities with potential partners whereby the Company's technology may be applied to new products and product line extensions outside of our traditional focus on natural health products and dietary supplements.



on developing new product opportunities through in-licensing and on maximizing the value of the company's intellectual property though collaborations, partnerships and out-licensing. We are exploring business opportunities with potential partners whereby the company's technology may be applied to new products and product line extensions outside of our traditional focus on natural health products and dietary supplements.

FDA approval for the active ingredient in COLD-fX® as an over the counter (OTC) drug for the prevention of cold and flu would allow the Company to make strong and specific medical claims and afford label exclusivity in the U.S. This approach would require the successful completion of a Phase III clinical trial, which would enhance product differentiation from the competition. The Company continues to explore this possibility carefully as the business plan for the U.S. marketing strategy becomes more clearly defined.

2006 Milestones

FEBRUARY — CV Technologies selected as Marketer of the Year by *Marketing* magazine.

MARCH — CV Technologies stock begins trading on the Toronto Stock Exchange (CVQ).

APRIL — Company President Dr. Jaqueline Shan selected as Chinese Canadian Entrepreneur of the Year.

MAY
> FDA clears COLD-fX® to be sold in the U.S.
> Wholly-owned subsidiary COLD-fX® Pharmaceuticals (USA) Inc. activated.
> Positive results announced from pre-clinical cancer study at McGill University.

JUNE — Hockey legend Mark Messier signed as Company spokesman.

JULY
> Gold medal winner for fastest growing small cap company in North America by *Nutrition Business Journal*.
> Construction of $9.5 million office headquarters and research centre announced.
> fX Life Sciences International established in Switzerland.

AUGUST — North American partnership announced with the NHL.

OCTOBER — COLD-fX® launched in the U.S.

NOVEMBER
> COLD-fX® clinical trial results selected as one of the world's top 25 significant advances in dietary supplements research by the U.S. National Institutes of Health (NIH).
> Dr. Shan selected as #13 in the Top 100 Canadian Woman Entrepreneurs by *Profit* magazine.

DECEMBER — Dr. Shan inducted into the Canadian Healthcare Marketing Hall of Fame.

president's letter to shareholders



Dear Shareholders:

We set out to make a difference 14 years ago when our Company was formed as a spin off from the Faculty of Medicine at the University of Alberta. Our vision was to develop and promote evidence-based, safe and effective natural medicines for disease prevention and health maintenance. In an industry fraught with unreliable claims, it is our investment in a rigorous evidence-based scientific approach that differentiates us from our competitors.

By advancing science, we will advance our business and our industry. The natural health products industry is steadily gaining momentum as people look to natural product solutions for common health concerns. We are playing a key leadership role by our commitment to science and quality in establishing the necessary trust and confidence with consumers, influential medical leaders and government regulators. This is the path we are pioneering to help create this new, emerging preventative natural health products industry.

A PIVOTAL YEAR

Each year in my letter to shareholders since I became President and CEO of CV Technologies in 2003, I have talked to you about the growth of our Company. This past year saw continued growth in Company sales and featured expanded business development within Canada, as well as the commencement of U.S. distribution.

It is gratifying to see that net sales increased 47% this year to $47 million from $32 million last year. Pretax earnings decreased slightly to $8.4 million from $8.5 million last year. Net earnings after tax were $4.1 million. Earnings were impacted by higher operating and professional expenditures and marketing investments incurred in planning and executing the launch into the U.S. market.

OUTLOOK

Our focus today is on building shareholder value by continuing to grow a strong and sustainable Company. Our U.S. marketing initiative is both exciting and challenging. We are a new player in the competitive U.S. marketplace and this initiative will require much of our focus next year to build consumer awareness for COLD-fX*. At the same time, we will continue to take advantage of opportunities to continue our growth in the Canadian market.

With many new initiatives under way, CV Technologies is poised to capitalize on its technologies and wide array of product candidates while continuing to build brand awareness for our lead products.

ACKNOWLEDGMENTS

To our shareholders, we thank you for supporting us in our efforts to become the global leader in developing preventative, evidence-based, safe and effective natural medicines.

I want to express my sincere appreciation for the outstanding efforts of our capable management team, seasoned board of directors and our motivated employees—all who have a true passion for our mission.

I want to pay special tribute to Bruce Buchanan who resigned this year as a board director for personal and family health reasons. Mr. Buchanan provided outstanding vision and leadership for our Company in its formative period and I am pleased that he continues to be available as an advisor.

We are proud of our past accomplishments, motivated by our current activities and steadfast in our commitment to making a difference in improving people's health and quality of life which will also ensure the future growth of our company.

Jacqueline J. Shan, Ph.D., D.Sc.
President, CEO & Chief Scientific Officer

MANAGEMENT DISCUSSION AND ANALYSIS

The annual consolidated financial statements of CV Technologies Inc. (the "Company") are prepared in accordance with Canadian generally accepted accounting principles. These accounting principles require us to make certain estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosure of contingent assets and liabilities. Management believes that the estimates and assumptions which it relies upon are reasonably based on information available at the time that these estimates and assumptions were made. These estimates and assumptions have been discussed with the Audit Committee of the Board of Directors of CV Technologies Inc. Actual results may differ under different assumptions and conditions. The following information should be read in conjunction with the Audited Consolidated Financial Statements for the year ended September 30, 2006. All amounts are expressed in Canadian dollars, unless specified otherwise. Additional information is available at www.sedar.com.

This discussion and analysis for the twelve month period ended September 30, 2006 is prepared and contains disclosure of material changes occurring up to and including December 11, 2006.

Forward-looking statements

Management's discussion and analysis contains certain forward-looking statements that are subject to risks and uncertainties that may cause actual results or events to differ materially from the results or events predicted in this discussion, including those comments predicting the timing and/or initiation of clinical trials, clinical trial results, and associated regulatory clearances and acceptance of COLD-fX® in the U.S. market. In addition to the risks outlined in the Risk Management section at the end of the discussion, factors which could cause actual results or events to differ include, but are not limited to: the impact of competition; consumer confidence and spending levels; general economic conditions; interest and currency exchange rates; unseasonable weather patterns; the cost and availability of capital; the cost and availability of grants/funding; and product development. Although the Company believes that the forward-looking statements contained herein are reasonable, no assurance can be given that its expectations are correct and that the results, performance or achievements expressed in, or implied by, forward-looking statements within this disclosure will occur, or if they do, that any benefits may be derived from them. All forward-looking statements are expressly qualified in their entirety by this.

Overview

CV Technologies Inc. (TSX: CVQ) is a life sciences and technology company, founded in 1992 and headquartered in Edmonton, Alberta, Canada. The Company has developed, commercialized and patented a proprietary technology, known as ChemBioPrint, which is used to discover and biologically standardize natural products that deliver consistent, verifiable and provable health benefits. In 2003, the Company shifted from research and development to product commercialization. Using the ChemBioPrint discovery and standardization platform, the Company's scientists are able to precisely identify the chemical profile and biological activity of natural products. The process involves a combination of chemical and biological fingerprinting ensuring the creation and scientific substantiation of its natural health products to be safe, effective and consistent. The Company is committed to using a pharmaceutical model (rigorous drug discovery and testing methods) to develop natural therapeutics for health maintenance and disease prevention. Its efforts in scientific research and product innovation are key factors enabling the Company to secure the trust of consumers, trade professionals, healthcare practitioners and government.

The Company's lead product, COLD-fX®, is designed to aid in the prevention and relief of colds and flu by strengthening the immune system. A United States Food and Drug Administration (FDA) regulated Phase II Clinical Trial showed COLD-fX® reduces the risk of getting an influenza and respiratory syncytial virus (RSV) infection (lab-confirmed) in the nursing home senior population by 89%. A Canadian trial in the general population which was reported in the Canadian Medical Association Journal October 2005 showed COLD-fX® reduced the average number of infections per person by 25% and reduced the number of recurrent infections by 56%. Severity was reduced by 31% and duration was reduced by 35%. All the Company's products are designed to support normal physiological/body functions with a user-friendly, natural formula. Utilizing its patented ChemBioPrint technology, the Company has developed and commercialized a selection of premium quality natural health products for health maintenance and disease prevention.

These products are:

• COLD-fX®	Strengthens the body's immune system
• REMEMBER-fX®	Enhances memory and mental alertness
• CELL-fX®	Helps relieve symptoms of bone and joint pain and formation of connective tissue
• PRESSURE-fX®	Helps normalize blood pressure and improve cardiovascular function
• AD-fX®	Helps to enhance focus, attention and cognition
• MENTA-fX®	Helps normalize mood

Vision and Strategy

Over the next five years, the Company will endeavor to become a leader in preventative health care as indicated by the following:

- Further planning and development of Canadian, American and international markets
- Further increase in product and brand recognition
- Research and development of a healthy pipeline of products
- Launch of collaborative clinical trials and research and development to strengthen the science behind its products

CV Technologies Inc. intends to accomplish these goals through rigorous research and development, product awareness through marketing and public relations, scientific and professional education, emphasis on the science behind its products, collaboration with retail chains and distributors/wholesalers, commercialization of new products, cost management and profitability, satisfied customers, and strong product science to meet the highest levels of regulatory approval.

Key Performance Indicators

Performance indicators of growth include:

- International and domestic sales
- Scientifically proven commercial products
- Regulatory approvals
- Consumer acceptance
- Unique, proprietary and patentable technologies and intellectual property such as ChemBioPrint
- Effective processes in building product awareness, brand management and strategic planning
- Ability to manage costs of production and supply chain
- Capacity and ability to develop new science-based products

Specific issues that CV Technologies must manage include, but are not limited to, the following:

- Consumer acceptance and purchasing behaviors in new markets
- Regulatory approval of products, domestically and internationally
- Potential shortages in raw materials and corresponding fluctuations in the cost of materials
- Unplanned production downtime
- Potential product recalls or returns

Results of Operations (Historical and Current)

Highlights

- Sales increase of 47.5%
- Entry into U.S. market
- Approval of construction and financing of a new office headquarters and research centre

Profitability

Earnings before tax were $8.4 million compared to $8.5 million for the same period last year. Earnings after tax for the year were $4.1 million ($10.1 million for last year). Higher fixed operating costs, expenditures in planning, business development and higher cost of goods sold for the U.S. entry impacted earnings before tax. Fourth quarter earnings before tax were $1.3 million compared to $1.7 million for the same quarter last year. These results reflected the necessary investments in marketing and business development expenditures incurred in preparation and execution of the launch into the U.S. market.

In fiscal year 2005, a $1.6 million income tax recovery was recorded with increased certainty of utilization of loss carry forwards and Scientific Research and Experimental Development ("SR&ED") investment tax credits resulting in increased earnings after tax. In 2006, the Company recognized a tax expense of $4.3 million as a result of having utilized all of the prior year's loss carry forwards.

Revenue

Net sales for the year were $47.0 million compared to $31.9 million in fiscal year 2005 (47.5% increase). The Company reported net sales of $13.9 million for the fourth quarter, exceeding the $7.2 million in the same quarter of fiscal year 2005 by $6.7 million (93.0%). Initial stocking of U.S. retailers contributed $5.6 million to this increase. Canadian sales grew by $1.1 million (15.2%) in the fourth quarter compared to the same quarter last year.

Despite a year of industry slow sales and softness in the cold and health supplements categories, the Company realized an increase in Canadian sales while maintaining its leadership position within these categories.

Fourth quarter sales continued a pattern of growth, illustrating continued support from retail partners as the Company moves into this year's key selling season. Developing partnerships with the NHL and with legendary hockey player Mark Messier are expected to assist North American consumer awareness, trade marketing and communications. Messier joined the team as an official spokesperson in June 2006 to support U.S. and Canadian marketing and public relations. He joins hockey commentator Don Cherry in the Company's brand building efforts throughout North America.

Sales growth was accomplished through sales volume increase of the Company's lead product COLD-fX®, national retail partnerships with major Canadian retailers, initial stocking of U.S. retail stores and sales of REMEMBER-fX® and CELL-fX®. The Company continued to focus on marketing and advertising of the Company's lead products and significant product awareness programs through mainstream media coverage and the education of healthcare professionals.

With the mild cold and flu season of the past year and predominately sporadic and localized outbreaks, management believes good progress was achieved in expanding sales through brand building. The Company continued to receive exposure on regional and national radio and TV, major daily news papers, through word-of-mouth endorsements, and third party validation and publicity resulting from the success of its clinical trials. Expanded distribution channels and targeted advertising and merchandising have enhanced the Company's presence in the marketplace. The Canadian business experienced national and regional growth along with increased productivity with retail partners. Despite a soft year within the categories, demand for COLD-fX® continued to grow and opportunities still exist for further business development across Canada, particularly in Ontario and Quebec.

COLD-fX® continues to rank as the number one selling cold and flu remedy in Canada (ACNielsen's MarketTrack Drug Service for Cold Remedies, Natural Supplements & Vitamins Category for the 52-week period ending September 2, 2006).

As a result of clinical data and strengthened credibility, this past year involved continued efforts in building awareness within the medical and professional segments along with investing in additional programs.

This past year in Canada, CELL-fX® and REMEMBER-fX® products received increased retail distribution and brand awareness to enhance consumer awareness and acceptance and advance category penetration. Marketing programs involved print, broadcast, trade and online support.

The fourth quarter represented a period of significant investment in staff and sales support, marketing, and infrastructure to support future growth in North America.

Management established growth objectives for fiscal year 2006 in the areas of sales, distribution, and operations. The achievement of those objectives contributed to the 47.5% increase in annual sales which was contrary to the cough and cold category decline last winter.

Gross margin

Cost of goods sold increased from 24.3% of sales in fiscal year 2005 to 31.2% of sales in fiscal year 2006. Increased product costs were the result of enhanced merchandising and expanded use of off-shelf displays. The establishment of an expanded supply chain in the U.S. increased transportation costs between various contract manufacturers.

Gross margin in the fourth quarter decreased from 71.8% in 2005 to 60.7% in fiscal year 2006. This decrease was attributed to a series of incremental costs, some of which were one time investments, associated with the development and establishment of the supply chain in the U.S. Cost of goods sold was further affected by increased usage of Point of Sales (POS) displayers and charges required to expedite shipments in the U.S. market. In addition, shipments into the U.S. were subject to an import duty which is being formally challenged.

In fiscal year 2006, the Company established a separate outsourced supply chain in the U.S. Supply of proprietary extract was further secured with the qualification of additional vendors. In Canada, additional packaging partners were qualified in Ontario and Quebec. The Company is continuing its efforts to balance supply channels and mitigate risk for raw materials and packaging manufacturers. The Company continues to focus on increased economies of scale, risk management, improved procurement and rigorous cost management, while investing in the development of new markets.

The capacity of the Company's supply chain for COLD-fX® continues to expand to meet increasing demand. The strategy to outsource production and logistical activities aims to reduce fixed costs and maximize production capacity and flexibility. The Company also manages supply risk by scheduling to maintain about a one year forecasted supply of bulk ingredients in inventory.

Operating expenses

The operating costs-to-sales percentage has increased slightly from 49.2% to 51.7% over the prior year. The Company made significant investments in planning and structuring for entry into the U.S. and international markets. Ongoing activities in brand building to increase sales volumes contributed to the increased operating cost-to-sales percentage.

Operating expenses for fiscal year 2006 were $24.3 million as compared to $15.7 million in the prior year.

This $8.6 million (55.1%) increase in operating expenses over the prior year was primarily comprised of the following:

- Advertising and marketing expenses increased by $2.9 million (55.2%) to support the 47.5% increase in sales. Continuation of brand building efforts for COLD-fX®, REMEMBER-fX® and CELL-fX®, media investment and promotional activities are instrumental in developing and sustaining the business. This past year involved a combination of continued investment in brand building across Canada, including a special effort and focus towards Quebec, and awareness and marketing programs in commencing the U.S launch. In fiscal year 2006, this spending was 17.2% of net sales compared to 16.4% in fiscal year 2005. With the U.S. launch, the fourth quarter spending increased by $1.7 million (2006 - 18.0%, 2005 - 10.6% of net sales in the same quarter).
- Consulting and professional fees increased by $2.7 million. In the fourth quarter, the Company continued to engage a number of contractors and professionals in sales, marketing, recruiting and regulatory affairs in execution of its plans to enter the U.S. Some of these expenditures were one-time, non-recurring consulting costs. Investments of approximately $0.8 million were incurred in support of planning, development and execution of the U.S. strategy and international planning. Also included in these costs are ongoing contracts in support of sales, marketing, regulatory and financial services. In fiscal year 2006, these expenditures were 8.6% of net sales compared to 4.0% in fiscal year 2005. With the U.S. launch, the fourth quarter fees increased by $1.4 million (2006 - 10.7%, 2005 - 0.8% of net sales in the same quarter).

- Salaries and benefits and stock-based compensation expenses increased by $1.5 million (31.4%). Additional employees were hired in sales, operations, and administration, increasing wages by $1.7 million (94.3%). The number of employees grew from 34 in September 2005 to 77 in September 2006. Wages of research and development staff is classified under research and development within the income statement. The stock option expense decreased by $0.2 million. The stock option expense in fiscal year 2005 represented the vesting of all options granted after October 1, 2002 and before March 3, 2005 and the five year recognition of all subsequent options issued. The year to year decrease was offset by an additional grant of 335,000 options during the year and reduction in the estimate of the forfeiture rate. In September 2006, a Vice President, Human Resources and Administration, was hired.
- Administration, occupancy and insurance costs increased by $0.7 million (57.9%). These costs were related to an increased number of employees to meet the demand in logistics, administration, operations and science and regulatory related activities. Increased rent and relocation of staff to a new location in the Edmonton Research Park contributed to the higher costs. Additional staff was also hired to prepare for entry into the U.S. market. Insurance costs also rose with the increase in sales and assets. These costs were 4.3% of net sales in fiscal year 2006 compared to 4.0% in fiscal year 2005.
- Clinical studies and research and development expenses for the year increased by $0.7 million (38.5%) over last year. Costs were incurred in clinical research and development associated with ongoing studies. The Company is continuing its clinical trial in collaboration with Capital Health Authority of Edmonton and the University of Alberta and commenced a multi-centre clinical trial involving senior citizens in three clinical trial centers in Canada. These expenditures were 5.6% of net sales in fiscal year 2006 compared to 5.9% in fiscal year 2005. In the past twelve months, the Company expanded its research staff and capacity to develop new products, and manage intellectual property and regulatory environment requirements associated with its products.
- The balance of $0.1 million was incurred across a number of other expenses.

In fiscal year 2005, a $1.6 million income tax recovery was recorded with increased certainty of utilization of loss carry forwards and Scientific Research and Experimental Development ("SR&ED") expenditures resulting in increased earnings after tax. In fiscal year 2006, the Company recognized a tax expense of $4.3 million as a result of having utilized all of the prior year's loss carry forwards. The tax losses carried forward reduced income taxes payable in 2006. Additional taxes payable were incurred as part of a one time investment in preparing for international expansion.

Summary of Quarterly Results

(in thousands)

Fiscal year 2006	1st Quarter Dec 31, 2005	2nd Quarter Mar 31, 2006	3rd Quarter Jun 30, 2006	4th Quarter Sep 30, 2006	Fiscal Year 2006
Revenue	18,940	10,915	3,242	13,876	46,973
Gross margin	13,414	8,253	2,220	8,424	32,312
Gross margin %	70.8%	75.6%	68.5%	60.7%	68.8%
Earnings (loss) before tax	7,463	2,087	(2,428)	1,285	8,407
Earnings (loss) after tax	4,416	987	(1,772)	506	4,137
Earnings (loss) per share - Basic	$ 0.04	$ 0.01	$ (0.02)	$ 0.01	$ 0.04
Earnings (loss) per share - Diluted	$ 0.04	$ 0.01	$ (0.02)	$ 0.01	$ 0.04
Total assets	32,319	34,277	33,545	44,335	44,335
Total liabilities	7,458	7,331	7,737	17,371	17,371

Fiscal year 2005	1st Quarter Dec 31, 2004	2nd Quarter Mar 31, 2005	3rd Quarter Jun 30, 2005	4th Quarter Sep 30, 2005	Fiscal Year 2005
Revenue	11,304	10,521	2,836	7,189	31,850
Gross margin	8,355	8,352	2,250	5,162	24,119
Gross margin %	73.9%	79.4%	79.3%	71.8%	75.7%
Earnings (loss) before tax	4,196	3,081	(466)	1,725	8,536
Earnings (loss) after tax	4,196	3,081	(466)	3,282	10,093
Earnings (loss) per share - Basic	$ 0.05	$ 0.03	$ (0.00)	$ 0.02	$ 0.10
Earnings (loss) per share - Diluted	$ 0.04	$ 0.03	$ (0.00)	$ 0.02	$ 0.09
Total assets	13,819	17,762	17,909	23,717	23,717
Total liabilities	4,020	2,377	2,182	3,876	3,876

Fiscal year 2004	1st Quarter Dec 31, 2003	2nd Quarter Mar 31, 2004	3rd Quarter Jun 30, 2004	4th Quarter Sep 30, 2004	Fiscal Year 2004
Revenue	1,756	1,164	1,227	2,270	6,417
Gross margin	1,299	814	890	1,544	4,547
Gross margin %	74.0%	69.9%	72.5%	68.0%	70.9%
Earnings (loss) before tax	266	(269)	(55)	209	151
Earnings (loss) after tax	266	(269)	(55)	209	151
Earnings (loss) per share - Basic	$ 0.00	$ (0.00)	$ (0.00)	$ 0.00	$ 0.00
Earnings (loss) per share - Diluted	$ 0.00	$ (0.00)	$ (0.00)	$ 0.00	$ 0.00
Total assets	6,095	5,614	5,497	7,500	7,500
Total liabilities	2,126	1,898	1,503	2,846	2,846

Research and development expenses

In October 2005, the Company initiated a multi-centre clinical trial involving healthy senior citizens in Edmonton, Toronto and Vancouver to test the effects of COLD-fX® on influenza and cold viral infections. The principal investigator is Edmonton's Medical Officer of Health, Dr. Gerald Predy. Additional investigators include internationally recognized influenza expert and Head of Geriatrics at the University of British Columbia and Providence Health Care, Dr. Janet McElhaney, as well as infectious disease expert Dr. Andrew Simor, Head of Microbiology at Sunnybrook and Women's College Health Sciences Centre in Toronto. Under a protocol amendment authorized by Health Canada, the Company is continuing this study over the winter of 2006/2007 and has added a fourth site in Halifax, led by Dr. Shelly McNeil, MD, Associate Professor of Internal Medicine at Dalhousie University. The Company decided to extend the trial an additional year due to low recruitment as a result of last year's mild winter.

The Company is also exploring opportunities to conduct post marketing clinical research collaborations with leading U.S. medical organizations as part of its strategy to generate further scientific evidence and COLD-fX® awareness within the health care community.

In May, the Company announced the results of a collaborative study with McGill University in Montreal investigating the effects of CVT-E002 (the active ingredient in COLD-fX®) in treating immune deficiency related cancers as part of its ongoing strategy to develop natural compounds for disease prevention and health maintenance. This study investigated the potential of CVT-E002 to ameliorate leukemia caused by viral infection. The positive results supported the hypothesis that CVT-E002 may have potential as a cancer therapy and may also support the immune system during cancer treatment.

The study, launched in November 2004 and led by Dr. Sandra Miller, Professor in the Department of Anatomy and Biology in the Faculty of Medicine at McGill University, was extended to gather further information on the mechanism of action of CVT-E002 in ameliorating viral-induced leukemia in a laboratory model. The study is continuing on schedule and further development of CVT-E002 for cancer-related indications is in the early planning stage. The first year of the study was funded in part by the National Research Council (NRC) under the Industrial Research Assistance Program (IRAP).

CV Technologies Inc. has a U.S. patent for formulation of therapeutic applications for preventative, immune-related indications, such as cold and flu infections, hepatitis, HIV, and primary and supportive cancer therapy.

IRAP has also recently decided to support a research program to further understand the mechanism of action of CVT-E002. As part of this program, the Company entered into a research contract with Dr. Kenneth Rosenthal, Professor and Director of Molecular Medicine in the Department of Pathology and Molecular Medicine at McMaster University in Hamilton, to investigate the ability of CVT-E002 to stimulate the innate immune responses via pattern recognition receptors. Previous immunologic studies indicated that CVT-E002 activates the innate immune system, including natural killer cells. Pattern recognition receptors are important for innate immune recognition, play a key role in host defense against infection and have been recognized recently as an important target for discovery of treatments for infectious diseases and cancer treatments. This research study will increase the knowledge of the detailed molecular and biochemical mechanism of action of CVT-E002 to further understand how it modulates the immune system and provides the clinical effects already demonstrated. Discussions for additional projects under this program are also underway with other research groups.

The Company continues to pursue its application for a Natural Product Number (NPN). COLD-fX® remains in the safety and efficacy review phase of the product licensing process. Health Canada's Natural Health Products Directorate is achieving some success in reducing the backlog of applications, however a significant number of applications, including the Company's application for COLD-fX®, remain in the queue.

U.S. launch

On April 28, 2006, the Company made a determination to enter the U.S. selling COLD-fX® as a U.S. Food and Drug Administration (FDA) regulated New Dietary Ingredient (NDI). The Company continues to investigate the possibility of seeking FDA approval for the active ingredient of COLD-fX® as an over-the-counter (OTC) drug for the prevention or reduction of the risk of cold and flu by conducting Phase III clinical trials. This business decision will be made at a later date.

During the fourth quarter, the Company began its initial shipments to U.S national accounts, representing a milestone in the Company's objectives of securing quality North American distribution through large retailers and pharmacies. Having a presence with several large retailers and drug store chains during the upcoming cold and flu season within the U.S will help support this initiative. The expanded customer base will permit broad distribution and establish a presence to allow further product awareness and synergies for advertising and brand building to be established across North America.

U.S. sales in the fourth quarter of fiscal year 2006 represented initial stocking by retailers. Sell-through to consumers will occur in fiscal year 2007. Caution should be exercised in interpreting the initial sales figures. Consumer awareness and acceptance will ultimately determine sales volumes and growth rates in the U.S. Customers may also request to return product to balance inventory with their sales.

Segmented Revenue

(in thousands)

	1st Quarter Dec 31, 2005	2nd Quarter Mar 31, 2006	3rd Quarter Jun 30, 2006	4th Quarter Sep 30, 2006	Fiscal Year 2006
Canada	**18,939**	**10,869**	**3,242**	**8,286**	**41,336**
United States	**-**	**6**	**-**	**5,590**	**5,596**
Other	**1**	**40**	**-**	**-**	**41**
Total	**18,940**	**10,915**	**3,242**	**13,876**	**46,973**

	1st Quarter Dec 31, 2004	2nd Quarter Mar 31, 2005	3rd Quarter Jun 30, 2005	4th Quarter Sep 30, 2005	Fiscal Year 2005
Canada	11,304	10,474	2,775	7,189	31,742
United States	-	3	61	-	64
Other	-	44	-	-	44
Total	11,304	10,521	2,836	7,189	31,850

Liquidity and capital resources

In fiscal year 2006, cash flow generated from operations, excluding non-cash working capital items, was $8.6 million ($12.2 million for the prior year). For the fourth quarter of 2006, the cash flow used operations, excluding non-cash working capital items, was $1.2 million ($2.7 million in the same quarter last year). The primary differences between the fourth quarters and annual results were earnings before tax and adjustments for future income taxes and a prepaid intra-company tax asset.

Sales and gross margin contributed to continuing positive cash flows, while higher fixed operating costs and expenditures in planning for international growth and U.S. market entry impacted earnings before tax. The results for the fourth quarter reflected the necessary investments made in preparation for the Company's launch of COLD-fX® into the U.S. market.

Cash outflow from operations, excluding non-cash working capital items was $0.084 per share or $0.076 fully diluted (2005 - $0.125 per share for basic and $ 0.110 per share diluted).

Comparative Liquidity

(in thousands)

	Fiscal Year Sep 30, 2006	Fiscal Year Sep 30, 2005	Fiscal Year Sep 30, 2004
Cash and cash equivalents (indebtedness)	**7,913**	5,952	(181)
Working capital	**19,823**	16,928	1,924
Long-term liabilities	**745**	70	108

In July 2006, the Company entered into a letter of agreement which would increase the maximum borrowing limit on the Company's demand operating credit facility to $15.0 million with margining based on receivables and inventory. Although the Company has not utilized its credit facility as shown in the liquidity summary above, the Company expects to use this facility from time to time to fund operations as expansion continues in Canada and into the international marketplace. The Company was in a positive cash position of $7.9 million and had $19.8 million in working capital as of September 30, 2006. The Company also continued to strengthen its working capital position through expanding sales but used cash in preparation to enter the U.S and in construction of its new office headquarters and research centre.

Major Cash Flow Components

(in thousands)

	Quarter 4 Sep 30, 2006	Quarter 4 Sep 30, 2005	**Fiscal Year Sep 30, 2006**	Fiscal Year Sep 30, 2005	Fiscal Year Sep 30, 2004
Operating activities	**(7,805)**	(1,436)	**4,180**	6,124	(2,513)
Financing activities	**94**	258	**296**	855	2,539
Investing activities	**(1,334)**	(471)	**(2,515)**	(846)	(190)

The following chart illustrates cash flow from operations including working capital items in fiscal years 2005 and 2006.

Cash flow from operations



15
10
5
0
(5)
(10)
$ millions
Q1
Q2
Q3
Q4
YTD
2004
2005
2006

The cash used in operations during the fourth quarter of fiscal year 2006 was $7.8 million compared to $1.4 million used for the same quarter last year. This decrease in cash from operating activities resulted from the generation of $1.2 million ($2.7 million in the fourth quarter of the prior year) from operations and a use of $9.0 million ($4.1 million last year) in non-cash working capital items.

The $7.8 million use of cash in operations in the fourth quarter 2006 was primarily attributed to a $9.7 million increase in receivables, $5.0 million increase in inventory, $2.6 million increase in a prepaid intra-company tax asset, and a $0.8 million increase in prepaid expenses (deposits), offset by a $5.7 million increase in trade and accrued payables, a $3.5 million increase in taxes payable, earnings after tax of $0.5 million, and $0.6 million for non-cash stock compensation expense.

The quarter over quarter reduction of $6.4 million in cash from operating activities was primarily the result of a decrease in earnings after tax of $2.8 million, increases in receivables of $5.5 million, inventory of $3.1 million, prepaid intra-company tax asset of $2.6 million, prepaid expenses of $0.9 million and offset by increases in payables of $3.9 million, future income taxes of $1.6 million, income taxes payable of $3.5 million.

The year over year reduction in cash ($1.9 million) from operating activities was primarily the result of a decrease in earnings after tax and changes in future income taxes and non-cash working capital items.

The Company's financing activities in the fourth quarter of fiscal year 2006 provided $94 thousand in cash ($258 thousand in the same quarter last year). The exercise of stock options in the fourth quarter generated $99 thousand (650,000 common shares at an average of $0.152 per share) from the exercise of options compared to $263 thousand for the same quarter last year. Repayment of leases in the fourth quarter was $5 thousand compared to $6 thousand in the same quarter in fiscal year 2005. On a year over year basis, the issuance of capital stock decreased $1.8 million in 2006 through the exercise of options to $0.3 million and the repayment of the demand loan of $1.3 million in 2005. The Company did not borrow any funds in 2006.

The Company's investing activities in the fourth quarter used $1.3 million ($0.5 million in the same quarter last year).

Investing activity for the fiscal year 2006 totaled $1.3 million compared to $0.8 million in 2005. Investing activities primarily consisted of amounts paid on architectural and engineering costs, and foundations in the construction of the new office head quarters and research centre, and office, computer, software and laboratory equipment purchases and expenditures on patents and trademarks in support of the Company's business strategy. The purchase price of the leased land was capitalized at its discounted value, with a corresponding liability recognized. Expenditures for patents and registered trademarks were incurred in the protection and development of intellectual property.

On July 11, 2006 CVT Capital Inc., a wholly owned subsidiary and property-management company, entered into an arrangement to finance the construction of a 28,320 square foot building in Edmonton to provide office space and a research centre. The building will be located on a 4.6 acre parcel of land leased by the Company under the Edmonton Economic Development Corporation's Biotechnology Lease Program. Construction is underway with completion scheduled for the middle of 2007. The land lease term is 10 years, renewable for a second term of 10 years, and has an option to purchase for $1.2 million at the end of the first term. The cost of the building construction is estimated to be $9.5 million, with available financing of $4.7 million in bank debt.

Looking forward, the Company anticipates its existing cash balances, cash generated by operations and financing to construct the new building and funds available under the credit facility will be sufficient to meet the foreseeable requirements for business growth, working capital and capital expenditures well into 2007. The Company's working capital and capital expenditure requirements depend upon numerous factors including the success and timing of the introduction of new products, consumer demand, timing of market development programs, construction costs and long-term focus on product research and development activities. In the future, the Company may develop requirements for additional capital to fund operations, capital asset additions, research and development, new product launches, and strategic initiatives.

Aggregate contractual obligations and off-balance sheet financing

The Company has entered into operating and capital lease agreements in the ordinary course of its business. In addition, the Company has entered into various agreements for financial assistance in research and development activities and clinical studies, and several advertising and marketing agreements. The commitments relating to these agreements, payable over the next five years, are as follows:

Contractual Obligations

(in thousands)

Leases	Total	2007	2008	2009	2010	2011
Operating leases[1]	1,041	362	314	248	117	-
Capital leases	1,176	16	3	2	-	1,155
Total lease obligations	2,217	378	317	250	117	1,155

Research and development assistance	Remaining obligation	Total assistance available	Total assistance received	Max funds to be paid	Funds repaid to date	Max remaining term
National Research Council[2]	0	495	495	742	742	Repaid
AVAC[3]	0	525	517	1,000	1,000	Repaid
Total research and development assistance obligations	0	1,020	1,012	1,742	1,742	

Commitments	Total	2007	2008	2009	2010	2011
Agreements and contracts[4]	3,087	1,548	1,316	223	-	-

[1] The Company recognizes rental expense on premises on a straight-line basis over the initial term of the lease. Lease inducements received by the Company as free rent periods are deferred and amortized on a straight-line basis over the term of the lease as a reduction in rental expense.

[2] The Company is obliged to repay the financial assistance by way of 1.5% of the Company's gross revenues, which commenced April 1, 2002, up to a maximum of $742,000, which is 150% of the original contribution amount. The obligation to pay terminates at the earlier of the full repayment of the $742,000 or 10 years after the start of the repayment period. The Company is not obliged to repay any of the grants received should the Company have no future revenues on product sales.

[3] The Company is obliged to repay the financial assistance by way of 1.5% of the Company's gross revenues after January 1, 2002 up to 200% of the original contribution amount or to a maximum of $1 million. The Company is not obliged to repay any of the assistance received should the Company have no future revenues on product sales.

[4] The Company has entered into a number of contractual obligations related to future advertising and marketing expenditures.

The Company intends to exercise its option to purchase the leased land upon which the office headquarters and research centre is constructed before the option expires in 2015.

Deferred revenue

Deferred license revenue represents a deposit from a customer in exchange for a guaranteed volume of inventory to be available at anytime.

Majority interest

On October 29, 2002 the Company entered into a joint venture with Centaur Pharmaceuticals, a private company, in the creation of Vet Ex Inc. The joint venture, in which the Company holds a 60% interest, has licensed the veterinary rights for the Company's nutraceutical products and ChemBioPrint technology. The Company has recorded its interest in Vet Ex Inc. using the proportionate consolidation method.

In June, the Company provided notice to Centaur Pharmaceuticals that it will end its participation in the joint venture. The dissolution of the joint venture is in progress.

Share capital and stock-based compensation

During the fiscal year 2006, the Company granted 335,000 options to purchase common shares to employees and consultants.

On November 25, 2005, the Board granted 50,000 options for common shares exercisable at a fair market value of $4.32 per share vesting at 20% per year. The fair value of options granted was $182 thousand or $3.64 per option.

On February 27, 2006, the Board granted 30,000 options for common shares exercisable at a fair market value of $3.42 per share vesting at 20% per year. The fair value of options granted was $84 thousand or $2.81 per option.

On June 9, 2006, the Board granted 200,000 options for common shares exercisable at a fair market value of $3.29 per share vesting at 20% per year. The fair value of options granted was $538 thousand or $2.69 per option. A portion of these options was in excess of the approved stock option plan and will require approval at the next shareholders meeting.

On September 8, 2006, the Board granted 55,000 options for common shares exercisable at a fair market value of $4.04 per share vesting at 20% per year. The fair value of options granted was $163 thousand or $2.96 per option. A portion of these options were in excess of the approved stock option plan and will require approval at the next shareholders meeting.

In November 2005, the Board of Directors also approved a compensation model weighted more to cash with less reliance on stock options. The Board recognized that annual salaries must be competitive in the marketplace to enable the Company to retain talented employees and attract new, high quality employees who can add value and support the rapid growth the Company is now experiencing.

An Employee Bonus Program was implemented effective for the 2006 fiscal year. The Program is based on growing sales volumes and earnings. The Board believes these measures are appropriate at this stage of the Company's development for employee compensation and shareholder value.

Director compensation moved to a cash based system effective March 1, 2006. The structure of Director's fees is as follows: Annual Retainer–$5,000, Board meeting–$1,000, Committee Chair–$1,000, and Committee meeting–$500. The Compensation Committee annually reviews and recommends to the Board the form and amount of Director compensation.

Outstanding shares

As at December 8, 2006:

• Number of issued and outstanding common Class A shares	103,384,006
• Number of outstanding, unexercised stock options	14,159,935

(Exercise price ranges from $0.10 to $4.32 per share with expiration dates ranging from 2006 to 2011.)

Corporate Update

To execute its international strategy, a new wholly-owned subsidiary, fX Life Sciences International GmbH (fX Life Sciences) based in Switzerland was formed to supply and manufacture products in international markets. This approach protects the intellectual property and goodwill in Canada and provides a more flexible supply model for international manufacturing and distribution of finished products throughout the world.

COLD-fX Pharmaceuticals USA Inc., a wholly owned Delaware Corporation headquartered in the Chicago area, was established to focus on distribution, sales and customer service to retailers and major drug chains within the U.S. marketplace.

CV Technologies Inc. is in the process of winding up ChemBioPrint Asia Limited, which is inactive.

Internal Controls in Financial Reporting

The Enterprise Risk Management Committee (a subcommittee of the Audit Committee) oversees risk assessment and review of the Company's internal controls over financial reporting to meet the requirements under MI 52-109. The Committee provides regular updates to the Audit Committee and Board. At the end of the year, the design and documentation of controls over financial reporting was completed. The design and documentation of entity level controls (control environment) is expected to be completed by January 2007. Remediation of numerous identified control gaps in all cycles is expected to carry into fiscal year 2007. The Company is in a period of rapid growth and will continue to modify, design, implement and test controls in the financial reporting cycles during 2007.

The Enterprise Risk Management Committee and Management are pleased with the progress achieved and improvements occurring in design, efficiency and implementation of controls over financial reporting and disclosures.

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Company's disclosure controls and procedures, and intend to certify the design and effectiveness, according to MI 52-109. The CEO and CFO have evaluated the design and tested the effectiveness of the Company's disclosure controls and procedures and have concluded that they provide management with a reasonable level of assurance that the information the Company is required to disclose on a continuous basis in annual and interim filings and other reports is recorded, processed, summarized and reported or disclosed on a timely basis as required. This process is frequently reviewed and refined.

In evaluating disclosure controls, two areas of weakness were identified: education of employees and control of updates to the website. The Company has employees read the Disclosure and Insider Trading Policies, Core Values and Code of Conduct, and Employee and Business Protection Guide. The Company believes that educational sessions for new employees will provide additional assurance in compliance with these policies. A committee was formed comprised of Investor Relations, Communications, Scientific and Regulatory Affairs, Human Resources and Financial department representatives to review, on a regular basis, website updates to mitigate risks of errors or omissions. The Company is pleased with the progress in disclosure policies, processes and controls and expects these improvements will be implemented immediately.

Notwithstanding the foregoing, no assurance can be made that the Company's disclosure controls and procedures will detect or prevent all failures of people within the Company to disclose material information otherwise required to be set forth in the Company's reports.

Management Changes during the Year

On December 8, 2005, Harry Buddle was elected to the position of Vice-Chairman. Mr. Buddle serves as a member of the Audit and Compensation Committees.

On June 9, 2006 Bruce Buchanan resigned as a Board Director for personal and family health reasons. Mr. Buchanan will continue to be available to the Company as an adviser to the Board.

On September 2, 2006 Paul Bokenfohr was appointed an Officer and Vice President, Human Resources and Administration for the Company.

Subsequent Events

Subsequent to September 30, 2006, 610,666 options were exercised generating cash proceeds of $110,000 or $0.18 per share.

Risks and Uncertainties

The Company is in the growth stage with its lead natural health products, COLD-fX®, REMEMBER-fX® and CELL-fX®. In order to gain a successful market share, the Company will be required to increase expenditures for marketing, advertising and public awareness programs. Future success is dependent on these activities, together with the effectiveness and safety of the Company's products, regulatory review and approval for its products, the degree of patent protection afforded to particular products and seasonality of demand for its products. The Company maintains product liability insurance; however, it is possible that this coverage will not provide full protection against all risks. To mitigate this risk further, the Company has a Quality Control and Quality Assurance program to monitor product quality.

The Company currently has operations in North America and Europe. The Company is economically dependent, to varying extents, on certain customers and vendors in each of these regions. Political and regulatory environments, economic conditions and other factors may impact revenues and operations. However, these risks may be mitigated by geographic diversification of sales and supply. Entry into new markets will subject the Company to additional risk as supply chains and customer relationships are developed and consumer acceptance is sought. Risks include, but are not limited to, initial product sales to fill the pipeline, replenishment rates and consumer purchases, inventories, and consumer preferences and adoption rates. In entering new markets, retailers may rebalance inventories and request to return stock depending on consumer demand. There can be no assurance that the Company will be able to cost-effectively operate, generate revenues, generate adequate funds or maintain relationships with such customers, vendors, employees, collaborators and other third parties. The Company mitigates these risks with monitoring of activities, developing and implementing action plans and diversification of vendors and customers to mitigate risk areas.

Expectations about the Company's financial and scientific results could have a significant effect on the trading price of the Company's shares. Certain risks exist in the timing of scientific and regulatory reviews, filings and approvals, including the Company's ability to commercialize products in its pipeline. During fiscal year 2006, four (2005 - four) major customers accounted for $27.1 million or 57.6% (2005 - $20.5 million or 64.5%) of product sales. As at year-end, two customers represented 27.2% and 19.0% (2005 - 37.3% and 26.1%), respectively of total accounts receivable.

Prospects for the Company's new technologies and products are uncertain and should be regarded as highly speculative. It is not possible to predict the results of studies or regulatory approvals. If products are approved for sale, there can be no assurance that they will result in significant sales.

Except for historical information, certain matters discussed in this report are by their nature forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made.

Financial Risks and Risk Management

Foreign exchange risk

The Company is exposed to market risk related to operations in foreign countries, and transactions and changes in foreign currencies. These changes could adversely affect the value of the Company's current assets and liabilities, as well as impact revenues and earnings. In Canada, the Company's expenditures on goods and services and revenues are primarily in Canadian dollars. In the United States, the Company's expenditures on goods and services and revenues are primarily in U.S. dollars. In Switzerland, the Company's expenditures on goods and services and revenues are primarily in U.S. dollars and to a lesser degree Swiss francs. As of September 30, 2006, the Company has not entered into any forward currency contracts (forwards, futures or options) or other financial derivatives to hedge foreign exchange risk, and therefore is subject to foreign currency transaction and translation gains and losses.

Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by credit management practices that include monitoring of the debtor's payment history and performance. The customer base is comprised of well established, reliable retailers and wholesalers.

Interest rate risk

The Company is exposed to interest rate fluctuations. The Company's investment strategy of cash surpluses is protection of principal as such investments are made in high quality short-term deposits at Schedule "A" banks in the form of term deposits and bankers acceptances. With respect to borrowings, the Company would be exposed to Canadian dollar prime rate fluctuations. The Company currently does not utilize hedging instruments to manage interest rate risk.

Regulatory environment

The Company is subject to extensive laws and regulations in respect of securities, commercial activities, taxation, product quality, processing, labeling, and testing of its products. Changes to these laws and regulations could have a significant impact and can vary by country. The company complies with the guidelines set by regulatory agencies and "Good Manufacturing Practices". The Company also has established and reviews policies and procedures to mitigate risk of non-compliance. There can be no assurance that the Company will be able to cost-effectively comply with future laws and regulations.

Critical Accounting Policies and Estimates

Critical accounting policies and estimates are those policies, assumptions and estimates most important in the preparation of the Company's consolidated financial statements. Selection of policies requires Management's subjective and complex judgment from many alternatives and estimates involving matters that are inherently uncertain. Management believes that those policies, assumptions and estimates are reasonable, based on the information available. Those policies, assumptions and estimates affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period represented. Since September 30, 2005, none of the Company's critical policies have changed significantly, except as follows:

Stock-based compensation

The estimated forfeiture rate of 15% on certain options was reduced to $nil in the second quarter.

Capitalized interest

The Company has modified its capitalization policy to include interest incurred on the construction of the related asset. Interest costs were capitalized on the land lease in fiscal year 2006.

Outlook

The execution of the U.S. expansion is underway and is based on securing partnerships with larger retailers and drug store chains, and gaining a reputable distribution network. Continued awareness and consumer acceptance will be part of the challenge during the initial stage of U.S expansion. The Company is implementing a diverse strategy and programs to achieve these goals.

It will be critical to achieve consumer sales volume at levels deemed acceptable for the return on investment that retailers have made. Sales monitoring and investment in brand building in the first quarter of fiscal year 2007 is crucial to ensure successful consumer sales levels and management of inventories against expectations of all partners.

The fourth quarter of fiscal 2006 showed quarter over quarter growth of 93.0%. These sales included a pipeline-fill of American retailers to ensure product is on the shelves in preparation for consumer awareness and marketing programs. Management will execute its U.S. strategy and continue its targeted marketing and commercialization approach of its products in the Canadian market place, in particular Ontario and Quebec. To attain this objective, the Company will increase staff, sales and marketing, distribution, operations and quality control activities. Management will work to enhance demand for REMEMBER-fX® and CELL-fX®. Management will strive to continue to build sales and profits through effective brand management, targeted sales and marketing efforts, public relations activities, focusing on operational excellence in cost management, expand its supply chain management to meet growing demand and expand awareness and sales of its products.

In the upcoming year, Management will also continue to improve consumer awareness and education of healthcare professionals to fully develop its Canadian business and to focus on a strategy of educating consumers and building awareness of the year-round preventative use of COLD-fX®. Management will execute its plans to achieve its international growth objectives for the United States with COLD-fX® which was cleared as a New Dietary Ingredient. With the recent publication in the Canadian Medical Association Journal of a study on the active ingredient of COLD-fX® for the prevention and relief of upper respiratory infections, awareness of COLD-fX® has spread internationally. The Office of Dietary Supplements Division of the National Institutes of Health (NIH) in the U.S. has selected the COLD-fX clinical trial results published last year in the Canadian Medical Association Journal for inclusion in its Annual Bibliography of Significant Advances in Dietary Supplements Research.

FDA approval for the active ingredient of COLD-fX® as an OTC drug for the prevention of cold and flu would allow the Company to make strong and specific medical claims and afford label exclusivity in the U.S. This approach would require the successful completion of a Phase III clinical trial which would enhance product differentiation from the competition. The Company continues to explore this possibility carefully as the business plan for the U.S. marketing strategy is defined.

Management is committed to making the Company's products strong performers within their categories, and is confident that in 2007 the Company will continue to prove its leadership in the discovery and commercialization of science-based natural therapeutics for health maintenance and disease prevention, and will continue to be a well-recognized and respected supplier to consumers and the natural health products industry while providing a return on investment to shareholders.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

To the Shareholders of CV Technologies Inc.

The accompanying consolidated financial statements of CV Technologies Inc. and all information in this annual report are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial information contained elsewhere in this annual report is consistent with that in the consolidated financial statements.

Management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The financial statements include amounts that are based on the best estimates of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. The Audit Committee consists of three independent directors. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval. The shareholders' auditors have full access to the Audit Committee, with and without management being present.

These consolidated financial statements have been audited by the shareholders' auditors, Grant Thornton LLP, and their report is shown as part of the financial statements.

Jacqueline J. Shan, Ph.D., D.Sc.
President, CEO & Chief Scientific Officer

AUDITORS' REPORT

To the Shareholders of CV Technologies Inc.

We have audited the consolidated balance sheets of CV Technologies Inc. as at September 30, 2006 and 2005 and the consolidated statements of earnings, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2006 and 2005 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Grant Thornton LLP

Chartered Accountants
Edmonton, Canada, December 6, 2006

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended September 30

	2006	2005
Product sales	$ 46,973,073	$ 31,850,112
Cost of goods sold	14,661,462	7,730,873
Gross margin	32,311,611	24,119,239
Operating expenses		
Advertising and marketing	8,084,658	5,209,758
Contracting, consulting and professional fees	4,018,164	1,275,246
Salaries and employee benefits	3,557,965	1,830,809
Stock-based compensation	2,714,137	2,941,794
Research and development	2,620,947	1,891,776
Administration, occupancy and insurance	1,998,398	1,265,305
Public relations and business promotion	458,813	456,291
Amortization of deferred development costs	361,601	271,201
Amortization of patents, registered trademarks and property and equipment	312,438	173,886
Interest and bank charges	60,626	35,034
Loss (gain) on foreign exchange	60,328	(44,533)
Bad debts	41,387	61,656
Lease settlement (Note 23)	-	151,103
Acquisition costs (Note 3)	-	137,922
	24,289,462	15,657,248
Earnings before other revenue, other expense and income taxes	8,022,149	8,461,991
Other revenue and expense		
Interest revenue	411,342	48,955
Other items	(26,955)	24,921
	384,387	73,876
Earnings before income taxes	8,406,536	8,535,867
Income taxes		
Current (Note 18)	3,159,825	-
Future (recovery) (Note 18)	1,109,401	(1,557,371)
	4,269,226	(1,557,371)
Net earnings	$ 4,137,310	$ 10,093,238
Earnings per share (Note 14)		
Basic earnings per share	$ 0.04	$ 0.10
Diluted earnings per share	$ 0.04	$ 0.09

CONSOLIDATED STATEMENTS OF DEFICIT

Years ended September 30

	2006	2005
Deficit, beginning of year	**$ (6,017,395)**	$ (14,250,917)
Change in accounting policy (Note 2)	**-**	(1,859,716)
As restated	**(6,017,395)**	(16,110,633)
Net earnings	**4,137,310**	10,093,238
Deficit, end of year	**$ (1,880,085)**	$ (6,017,395)

CONSOLIDATED BALANCE SHEETS

Years ended September 30

Assets	2006	2005
Current		
Cash	$ 7,913,281	$ 5,951,981
Accounts receivable	10,474,732	6,293,660
Inventory (Note 4)	16,771,353	7,636,637
Prepaid expenses and deposits	1,199,524	49,977
Future income taxes (Note 18)	91,841	802,068
	36,450,731	20,734,323
Patents and registered trademarks (Note 5)	873,730	876,704
Property, plant and equipment (Note 6)	3,192,172	519,763
Deferred development costs	1,175,204	1,536,805
Prepaid intra-group tax asset (Note 7)	2,643,506	-
Future income taxes (Note 18)	-	49,026
	$ 44,335,343	$ 23,716,621
Liabilities		
Current		
Accounts payable and accruals	$ 11,280,235	$ 3,778,378
Current income taxes payable	5,091,744	-
Current portion of obligations under capital leases (Note 9)	14,114	25,123
Current portion of lease inducement	3,923	3,095
Future income taxes (Note 18)	237,347	-
	16,627,363	3,806,596
Future income taxes (Note 18)	112,800	-
Deferred revenue (Note 10)	150,000	30,000
Obligations under capital leases (Note 9)	471,298	27,939
Lease inducement	10,444	11,668
	17,371,905	3,876,203
Shareholders' Equity		
Share capital (Note 12)	22,433,106	21,936,227
Contributed surplus (Note 13)	6,469,885	3,921,586
Deficit	(1,880,085)	(6,017,395)
Foreign currency translation adjustment (Note 17)	(59,468)	-
	26,963,438	19,840,418
	$ 44,335,343	$ 23,716,621

Commitments (Note 20)

On behalf of the Board

Director

Director

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended September 30

	2006	2005
Operating		
Net earnings	$ 4,137,310	$ 10,093,238
Items not affecting cash		
Stock-based compensation	2,714,137	2,941,794
Future income tax (recovery)	1,109,401	(1,557,371)
Amortization of deferred development costs	361,601	271,201
Amortization of patents, registered trademarks and property and equipment	312,438	173,886
Foreign exchange loss on cumulative translation adjustment	(59,468)	-
Lease inducement	(396)	(35,261)
Gain on disposal of property and equipment	-	(20,166)
Acquisition costs	-	137,922
Lease settlement	-	151,103
	8,575,023	12,156,346
Change in non-cash operating working capital		
Accounts receivable	(4,181,072)	(3,583,487)
Inventory	(9,134,716)	(5,237,971)
Prepaid expenses and deposits	(1,149,547)	239,791
Prepaid intra-group tax asset	(2,643,506)	-
Accounts payable and accruals	7,501,858	2,549,395
Current income taxes payable	5,091,744	-
Deferred revenue	120,000	-
	4,179,784	6,124,074
Financing		
Payments on obligations under capital leases	(34,812)	(20,810)
Issuance of share capital	331,041	2,151,078
Repayment of demand loan	-	(1,275,000)
	296,229	855,268
Investing		
Purchase of property, plant and equipment	(2,439,641)	(428,219)
Purchase of patents and registered trademarks	(75,072)	(98,935)
Purchase of remaining shares of ChemBioPrint Asia Limited	-	(143,837)
Payment for lease settlement	-	(175,400)
	(2,514,713)	(846,391)
Increase in cash	1,961,300	6,132,951
Cash (bank indebtedness)		
Beginning of year	5,951,981	(180,970)
End of year	$ 7,913,281	$ 5,951,981

Supplemental cash flow information (Note 15)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended September 30

1. Nature of operations

CV Technologies Inc. is a publicly owned company that develops and sells biopharmaceutical and health supplement products. It is incorporated under the Business Corporations Act (Alberta), and trades on the Toronto Stock Exchange under the symbol "CVQ". The head office and research centre is located in Edmonton, Alberta, Canada.

The Company has subsidiary companies incorporated and operating in the United States, Switzerland and Canada. COLD-fX Pharmaceutical (USA) Inc. is incorporated in Delaware, United States with an office in Chicago, Illinois. fX Life Sciences International GmbH is incorporated under the Swiss Code of Obligations with an office in Zug, Switzerland. CVT Capital Inc. is incorporated under the Business Corporations Act (Alberta) with operations in Edmonton, Alberta, Canada.

2. Summary of significant accounting policies

The Company's accounting policies and its standards of financial disclosure are in accordance with Canadian generally accepted accounting principles.

Principles of consolidation

The consolidated financial statements include the assets, liabilities, and result of operations, after the elimination of intercompany transactions and balances of the Company, 100% of its wholly owned subsidiaries; COLD-fX Pharmaceutical (USA) Inc., fX Life Sciences International GmbH, CVT Capital Inc. and ChemBioPrint Asia Limited (2005 - 99.1%) and its 60% joint venture interest in Vet Ex Inc.

Use of estimates

In preparing financial statements in conformity with Canadian generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financials statements, and the reported amounts of revenues and expenses during the reporting period.

Significant estimates made by management include provisions for customer discounts, allowances and returns, the realizability of future income taxes, useful lives of long-lived assets, the expected future cash flows used in evaluating long-lived assets for impairment, percentage completion of contracted service expenditures and stock based compensation fair values. On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company's business and new information as it becomes available. Actual results could differ from the estimates and assumptions used.

Translation of foreign currencies

The financial statements of the Company's operations are reported in Canadian dollars. The US dollar is the currency of measurement for the Company's investment in fX Life Sciences International GmbH and COLD-fX Pharmaceuticals (USA) Inc. These subsidiaries are self-sustaining foreign operations which are translated using the current rate method, whereby assets and liabilities are translated at period-end exchange rates, while revenues and expenses are translated using average rates over the period. Translation gains and losses relating to self-sustaining operations are included as a separate component of shareholders' equity.

Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period end date. Any gains or losses are recorded in the Consolidated Statements of Earnings.

2. Summary of significant accounting policies (continued)

Revenue recognition

Revenue from the sale of goods is recognized when title passes to the customer, which is generally at the time the goods are delivered to the customer and when reasonable assurance exists regarding the measurement and collection of the consideration given. Customer discounts, rebates and incentive allowances which do not result in a sufficiently separable benefit from the sale are recorded as a reduction in revenue in the period the revenue is recognized. Product returns occur on an exception basis and require advanced authorization, provisions are recorded when the authorization is granted and/or the likelihood of return is reasonably certain.

Research and development assistance for clinical trials and technology development expenses is recognized as a reduction of expenses at the time that the related expenditure is incurred under the terms of the funding agreement. Certain portions of the assistance may be repayable dependent upon the ultimate success of the related products and will be charged to earnings at that time (Note 20a and b).

Cash

Cash includes cash on hand and balances with banks, net of outstanding cheques.

Inventory

Inventories of finished goods are valued at the lower of cost or net realizable value. Inventories of work in progress, raw materials and supplies are valued at the lower of cost or replacement value. Costs include direct materials and labor and are determined on a weighted average basis. Inventory is reviewed for obsolescence on an item-by-item basis, obsolete inventory is written off to cost of goods sold.

Patents and registered trademarks

Patents and registered trademarks are recorded at cost and are amortized on a straight-line basis over the estimated useful life of 20 and 10 years respectively.

Property, plant and equipment

Property, plant and equipment are recorded at cost and amortization is provided for using the following methods and rates:

Lab equipment	20%, declining balance
Computer hardware	20%, declining balance
Furniture and equipment	20 - 30%, declining balance
Computer software	50%, declining balance
Leasehold improvements	Straight-line over term of lease
Automobiles	30%, declining balance
Equipment under capital leases	20%, declining balance

Additions and improvements are capitalized while repairs and maintenance are charges to expense as incurred. Costs are capitalized on properties which are under development, including all expenditures incurred in connection with the acquisition, development, construction and initial predetermined leasing period. These expenditures consist of all direct costs, interest on debt that is related to these assets and certain administrative expenses. Amortization of this asset commences when the property is complete and available for use.

Deferred development costs

Development costs are capitalized for clearly defined, technically feasible technologies which management intends on producing and promoting to an identified future market. Resources exist or are expected to be available to complete the project. The costs deferred are for clinical studies related to the development of Parathyroid Hypertensive Factor technology related to cardiovascular therapies. Amortization of developments costs have commenced based on the start of commercial production of the product within the fiscal year ended September 30, 2005. The costs are amortized on a straight-line basis over a 5 year period based on recoverability of unamortized deferred development costs. During the year, $361,601 (2005 - $271,201) was expensed as amortization on deferred development costs.

2. Summary of significant accounting policies (continued)

The recoverability of unamortized deferred development costs are evaluated, at least on an annual basis based on projected future revenues net of associated costs, on a product-by-product basis. When such review indicates that estimated future cash flows associated with these deferred costs would not be sufficient to recover their carrying value, the excess of the carrying value over estimated recoverable amount will be recognized as an impairment loss and charged to expense in the period that impairment has been determined.

Prepaid intra-group tax assets

When an asset is transferred between enterprises within the consolidated group of companies resulting in prepayment of taxes by the transferor, the resulting expenses are recorded as a prepaid intra-group tax asset and amortized over the useful life of the transferred asset.

Research and development

Research and development expenditures (except for property, plant and equipment) are charged to expenses as incurred unless a development project meets the Canadian generally accepted accounting criteria for deferral and amortization. Research and development costs include the following direct operating expenses: salaries and benefits, administration, occupancy and insurance, and contracting, consulting and professional fees.

Investment tax credits

Investment tax credits relating to qualifying scientific research and experimental development expenditures that are recoverable in the current year are accounted for as a reduction in the related expenditures. Investment tax credits not recoverable in the current period are accrued provided there is reasonable assurance that the credits will be realized.

Lease inducement

The Company recognizes rental expense on premises on a straight line basis over the initial term of the lease. Lease inducements received by the Company as free rent periods are deferred and amortized on a straight-line basis over the term of the lease as a reduction in rental expense.

Financial instruments

a) Fair value

The Company's financial instruments include cash, accounts receivable, accounts payable and accruals, and obligations under capital leases. The fair values of all financial instruments approximate their carrying values.

b) Interest rate risk

Demand loans and bank indebtedness are subject to interest rate cash flow risk as the required cash flow to service the debt will fluctuate as a result of the changing prime interest rate.

c) Foreign currency risk

The Company has assets and liabilities that are denominated in foreign currencies and thus is exposed to the financial risk of earnings fluctuations arising from changes in foreign exchange rates and the degree of volatility of these rates. The Company does not currently use derivative instruments to reduce its exposure to foreign currency risk.

d) Credit risk

The Company's exposure to credit risk relates to accounts receivable and arises from the possibility that a counterparty does not fulfil its obligations. This is minimized through a customer base predominantly comprised of well established, reliable retailers and wholesalers, a program of credit evaluation of new customers, and limits on the amount of credit extended as deemed necessary. The Company performs continuous evaluation of its accounts receivable and records an allowance for doubtful accounts as required.

2. Summary of significant accounting policies (continued)

Impairment of long-lived assets

Impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets and other assets subject to amortization, is recognized when the carrying amount of an asset may not be recoverable. Recoverability is determined by comparing the carrying amount of the asset to the undiscounted future cash flows expected from use and eventual disposition of the asset. In such situations, the asset is measured at its fair value and presented in the balance sheet at the lower of the fair value or carrying amount. This policy did not have any impact on the financial statements as at September 30, 2006 and 2005.

Earnings per share

The computation of basic earnings per share has been calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that would occur if stock options and warrants were exercised. The Company uses the treasury method for outstanding options and warrants which assumes that all outstanding stock options and warrants with an exercise price below the average market prices are exercised and assumed proceeds are used to purchase the Company's common shares at the average market price during the year.

Income taxes

Income taxes have been accounted for using the liability method of tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the accounting and income tax bases of an asset or liability. These are measured using the substantively enacted tax rates, regulations and laws of Canadian, United States and Swiss tax jurisdiction that are anticipated to be in effect when the differences are expected to reverse.

Stock-based compensation

The Company has adopted the Canadian accounting standard outlined in the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments." As permitted by the standard, this policy has been adopted retroactively effective October 1, 2004 without restatement of prior periods financial statements. This new section provides for the fair value method to record stock-based compensation expense with respect to stock options granted on or after October 31, 2002. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The fair value of granted options are expensed over the vesting period with a corresponding increase to contributed surplus. As a result, the Company adjusted its opening retained earnings for $1,859,716 in fiscal 2005 to reflect the cumulative effect of the change to prior periods.

Prior to October 1, 2004, the Company had chosen not to recognize the compensation expense when stock options were granted to employees, officers and directors at the prevailing market price and where there were no cash settlement features. As permitted by the CICA standard for stock-based compensation and other stock-based payments, the Company applied this change prospectively for new awards granted on or after October 1, 2002.

3. Acquisition of ChemBioPrint Asia Limited

On August 15, 2005, the Company acquired substantially all remaining issued and outstanding shares of ChemBioPrint Asia Limited for a total cash consideration of $143,837. Of these shares, 0.9%, $355 (2005 - $401 of non-controlling interest) remain outstanding; the company which is the holder of these shares is no longer in existence. ChemBioPrint Asia Limited holds the licensing rights to use ChemBioPrint technology, to develop, distribute and sell COLD-fX® and other ChemBioPrint products in Asia. The purpose of this acquisition was to reacquire the licensing rights and discontinue operations. ChemBioPrint Asia has remained dormant since February 28, 2006. After elimination of intercompany balances, the following fair value was assigned to the assets and liabilities of ChemBioPrint Asia Limited:

Cash	$	5,229
Prepaid expense		1,084
Liabilities		2,455

The purchase of the remaining shares of ChemBioPrint Asia Limited resulted in acquisition costs of $137,922.

4. Inventory

Inventory is comprised of the following:

	2006	2005
Finished goods	$ 10,714,214	$ 3,386,294
Work-in-progress	4,480,623	3,361,754
Supplies	1,274,182	350,449
Raw materials	302,334	538,140
	$ 16,771,353	$ 7,636,637

5. Patents and registered trademarks

September 30, 2006

	Cost	Accumulated Amortization	Net Book Value
Patents	$ 1,258,660	$ 515,566	$ 743,094
Registered trademarks	205,472	74,836	130,636
	$ 1,464,132	$ 590,402	$ 873,730

September 30, 2005

	Cost	Accumulated Amortization	Net Book Value
Patents	$ 1,223,325	$ 454,329	$ 768,996
Registered trademarks	166,465	58,757	107,708
	$ 1,389,790	$ 513,086	$ 876,704

During the year, the Company recorded patents and trademarks amortization expense of $78,046 (2005 - $76,102).

6. Property, plant and equipment

September 30, 2006

	Cost	Accumulated Amortization	Net Book Value
Building under construction	$ 1,678,281	$ -	$ 1,678,281
Land	467,162	-	467,162
Lab equipment	334,076	53,428	280,648
Computer hardware	355,401	77,042	278,359
Furniture and equipment	349,866	104,543	245,323
Computer software	260,563	95,955	164,608
Leasehold improvements	81,146	53,977	27,169
Automobiles	44,788	18,139	26,649
Equipment under capital leases	52,434	28,461	23,973
	$ 3,623,717	$ 431,545	$ 3,192,172

September 30, 2005

	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$ 189,052	$ 32,621	$ 156,431
Lab equipment	143,957	18,860	125,097
Furniture and equipment	161,972	76,832	85,140
Computer software	124,564	39,504	85,060
Automobiles	44,788	6,719	38,069
Equipment under capital leases	52,434	22,468	29,966
	$ 716,767	$ 197,004	$ 519,763

During the year, the Company recorded property, plant and equipment amortization expense of $234,392 (2005 - $97,784).

7. Prepaid intra-group tax asset

During the year, an intra-group transaction occurred requiring prepayment of $2,678,062 of income taxes which will be expensed over the useful life of the transferred asset. As at September 30, 2006, the Company has recognized $34,556 of this expense.

8. Demand loan

The Company has a demand operating line of credit up to a maximum of $7,500,000 based on accounts receivable, inventory and research and development scientific tax credits. The operating line bears interest at Royal Bank of Canada prime rate plus 0.75% per annum. The collateral security lodged by the Company to support the operating line of credit is a General Security Agreement constituting a first ranking security interest in all personal property of the Company. The Company is continuing to negotiate the increase of its operating line of credit from $7,500,000 to $15,000,000. Since repayment of the balance of $180,970 during the six month period ended March 31, 2005 the Company has not drawn on the line of credit.

During the 2006 fiscal year, two irrevocable standby letters of credit were issued in the amount of $124,000 and $495,600. The letters of credit will remain in effect respectively until December 31, 2006 and June 30, 2007 with automatic extensions to December 31, 2007 and December 1, 2008. The letters of credit were issued to meet the conditions of the land sublease. The land will be utilized to build the Company's new headquarters and research centre.

9. Obligations under capital leases

The following is a schedule by year of future minimum lease payments together with the balance of the obligations under capital leases:

2007	$ 15,535
2008	2,902
2009	1,707
2010	215
2011 and thereafter	1,155,250
Total minimum lease payments	1,175,609
Less: amounts representing interest at an imputed rate of 10%	690,197
Balance of obligations under capital leases	485,412
Less: current portion	14,114
Long term balance of obligations under capital leases	$ 471,298

10. Deferred revenue

During the year, the Company received a deposit of $150,000. This deposit requires a guaranteed volume of inventory to be available to the customer at any given time.

11. Non-controlling interest

In 2005, the Company acquired substantially all, 99.1%, of the remaining issued and outstanding shares (Note 3) of the Company's subsidiary, ChemBioPrint Asia Limited. The non-controlling interest share of subsidiary loss of $26 and equity balance of $355 (2005 - $401) have not been presented in the September 30, 2006 statement of earnings and balance sheet respectively as they are not considered material.

12. Share capital

Authorized:

Unlimited number of Class A voting common shares

Unlimited number of Class P preferred shares, voting rights to be determined prior to first issue

Issued and outstanding:

Class A common shares:

	Shares	Amount
Balance, September 30, 2004	91,588,201	$ 18,833,667
Exercise of options	5,729,970	1,694,078
Exercise of warrants	3,870,000	457,000
Recognition of fair value of options exercised	-	951,482
Balance, September 30, 2005	101,188,171	$ 21,936,227
Exercise of options	1,585,169	331,041
Recognition of fair value of options exercised	-	165,838
Balance, September 30, 2006	102,773,340	$ 22,433,106

12. Share capital (continued)

Stock options

The Company has adopted a stock option plan that permits the Board of Directors to grant to employees, officers and directors options to purchase from Treasury up to 19,170,442 common shares.

As at September 30, 2006 there are 14,770,601 (September 30, 2005 - 16,180,770) stock options outstanding, which are exercisable at prices ranging from $0.10 to $4.32 and expire between May 28, 2007 and September 8, 2011. Of the options granted in the fiscal year ended September 30, 2006, 255,000 are subject to shareholder approval. A summary of the status of the Company's stock options for the years presented and changes during the years ended on those dates are as follows:

September 30, 2006

	Stock Options	Weighted Average Exercise Price
Outstanding, beginning of year	16,180,770	$ 1.11
Granted	80,000	3.98
Granted subject to shareholder approval	255,000	3.45
Forfeited/cancelled	(160,000)	1.26
Exercised	(1,585,169)	0.21
Outstanding, end of year	14,770,601	$ 1.26
Exercisable, end of year	10,731,601	$ 0.64

September 30, 2005

	Stock Options	Weighted Average Exercise Price
Outstanding, beginning of year	17,294,444	$ 0.37
Granted	4,769,000	2.83
Reinstated	4,546	0.29
Forfeited/cancelled	(157,250)	1.13
Exercised	(5,729,970)	0.30
Outstanding, end of year	16,180,770	$ 1.11
Exercisable, end of year	11,442,770	$ 0.40

The stock options granted after October 1, 2002 and before March 3, 2005 fully vested as of March 31, 2005. All stock options granted on or after March 3, 2005 vest at 20% per year over five years.

12. Share capital (continued)

The following table summarizes information about the stock options outstanding at September 30, 2006:

Exercise Price	Number Outstanding	Remaining Contractual Life (years)	Number Exercisable
$ 0.10	1,700,000	.66	170,000
0.15	4,603,158	1.60	4,603,158
0.20	70,000	1.72	70,000
0.25	33,000	2.01	33,000
0.50	250,000	2.72	250,000
0.57	143,000	2.84	143,000
0.71	930,916	2.27	930,916
0.74	3,600,527	2.61	3,600,527
2.62	250,000	3.80	50,000
2.84	4,405,000	3.42	881,000
3.29	200,000	4.69	-
3.42	10,000	4.41	-
4.04	55,000	4.94	-
4.32	50,000	4.16	-
	14,770,601		10,731,601

Warrants

The Company has no warrants outstanding at September 30, 2006. During the fiscal year ended September 30, 2005, 3,870,000 remaining warrants were exercised at an average weighted price of $0.12. These warrants were exercisable at the option of the holder into common shares at a price range from $0.10 to $0.12 per share and expired November 29, 2004 and May 13, 2005.

13. Contributed surplus

For stock options granted after October 1, 2004, the Company records compensation expense using the fair value method. Fair values are determined using the Black-Scholes option pricing model. Compensation costs are recognized over the vesting period as an increase to stock based compensation expense and contributed surplus. When options are subsequently exercised, the fair value of such options in contributed surplus is credited to share capital.

During the year, contributed surplus has changed as follows:

	2006	2005
Balance, beginning of year	$ 3,921,586	$ 71,558
Stock-based compensation recognition of fair value of stock options granted to:		
- Employees, officers and directors	2,653,024	2,822,040
- Non-employees	61,113	119,754
Recognition of fair value of stock options exercised	(165,838)	(951,482)
Retroactive application of stock-based compensation according to CICA 3870 (Note 2)	-	1,859,716
Balance, end of year	$ 6,469,885	$ 3,921,586

13. Contributed surplus (continued)

On March 3, 2005, the Company granted 4,519,000 options exercisable at $2.84. The compensation expense is recognized over the five year vesting period of the options. The fair value of the options granted was $2.46 per option, estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.75%, dividend yield of 0%, volatility factor of 129.61%, and an expected life of five years.

On July 18, 2005, the Company granted 250,000 options exercisable at $2.62. The compensation expense is recognized over the five year vesting period of the options. The fair value of the options granted was $2.24 per option, estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.00%, dividend yield of 0%, volatility factor of 126.72%, and an expected life of five years.

On November 25, 2005, the Company granted 50,000 options exercisable at $4.32. The compensation expense is recognized over the five year vesting period of the options. The fair value of the options granted was $3.64 per option, estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.89%, dividend yield of 0%, volatility factor of 122.40%, and an expected life of five years.

On February 27, 2006, the Company granted 30,000 options exercisable at $3.42. The compensation expense is recognized over the five year vesting period of the options. The fair value of the options granted was $2.81 per option, estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.08%, dividend yield of 0%, volatility factor of 115.08%, and an expected life of five years.

On June 9, 2006, the Company granted 200,000 options exercisable at $3.29. The compensation expense is recognized over the five year vesting period of the options. The fair value of the options granted was $2.69 per option, estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.25%, dividend yield of 0%, volatility factor of 113.31%, and an expected life of five years.

On September 8, 2006, the Company granted 55,000 options exercisable at $4.04. The compensation expense is recognized over the five year vesting period of the options. The fair value of the options granted was $2.96 per option, estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.01%, dividend yield of 0%, volatility factor of 93.16%, and an expected life of five years.

The fair value of the options granted prior to October 1, 2004 was $0.50 per option, estimated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.25%, dividend yield of 0%, volatility factor of 115.6%, and an expected life of three years.

14. Earnings per share

The following table sets forth the computation of basic and diluted earnings per share:

	2006	2005
Numerator for basic earnings per share	$ 4,137,310	$ 10,093,238
Denominator for basic earnings per share:		
Weighted average number of common shares	101,883,736	97,453,888
Dilutive effect of stock options	10,564,640	11,998,473
Dilutive effect of warrants	-	1,158,215
Denominator for diluted earnings per share	112,448,376	110,610,576
Earnings per share		
Basic	$ 0.04	$ 0.10
Diluted	$ 0.04	$ 0.09

15. Supplemental cash flow information

Cash consist of:	2006	2005
Balances with banks	$ 8,209,878	$ 5,996,513
Cheques in transit	(296,597)	(44,532)
	$ 7,913,281	$ 5,951,981
Interest paid	$ 60,626	$ 35,034
Non-cash financing and investing activities:		
Purchase of assets under capital leases	$ 467,162	$ 17,938
Proceeds accrued for insurance claim	$ -	$ 54,835

16. Related party transactions

During the year, the Company paid $14,914 (2005 - $30,080) in supplemental study fees on behalf of Vet Ex Inc., which is controlled by the Company. As at September 30, 2006, 60% of this transaction has been eliminated through proportionate consolidation and the remaining balance is included in accounts receivable.

17. Foreign currency translation adjustment

The foreign currency translation adjustment represents net gains or losses on the translation of the net assets of self-sustaining foreign operations. Included in foreign currency translation adjustment during 2006 was an unrealized loss of $59,468 (2005 - $nil).

18. Income taxes

Scientific research and experimental development (SR & ED)

The Company has accumulated a Scientific Research and Experimental Development pool of $1,617,172 (2005 - $3,065,580) which can be carried forward indefinitely to be utilized in computing taxable income in future years. The Company has non-refundable SR & ED investment tax credits of approximately $700,253 (2005 - $706,277). It is anticipated that these balances will be utilized in the current fiscal year. The SR & ED claim for 2005 has not yet been filed.

Non-capital loss

The Company has non-capital losses available of $nil (2005 - $187,035).

18. Income taxes (continued)

Income tax expense reconciliation

Income tax expense differs from the amount computed by applying the statutory provincial and federal income tax rates to the respective years' earnings before income taxes. These differences result from the following items:

	2006	2005
Expected income tax expense (recovery) at 34.99% (2005 - 33.68%)	$ 2,941,072	$ 2,874,882
Increase (decrease) resulting from:		
Non-deductible stock-based compensation costs	924,858	999,501
SR & ED adjustments	268,167	(425,833)
R&D adjustment	57,123	-
Other items	40,967	(11,915)
Intra-group transaction expense	34,556	-
Income tax rate adjustments	2,483	1,717
Loss attributable to foreign subsidiary	-	48,231
Change in valuation allowance	-	(5,043,954)
Income tax expense (recovery)	$ 4,269,226	$ (1,557,371)

Temporary differences

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future tax years that are likely to be realized.

The tax effects of deductible temporary differences that give rise to the Company's future tax assets are as follows:

	2006	2005
Current assets		
SR & ED expenditures carried forward	$ -	$ 793,198
Non-capital losses carried forward	9,762	-
Share issue costs	3,906	3,907
Reserves	4,828	4,963
Intercompany profit elimination	73,345	-
	91,841	802,068
Non-current assets		
Capital and other assets	-	45,118
Share issue costs	-	3,908
	-	49,026
Current liabilities		
Investment tax credits applied	(237,347)	-
Non-current liabilities		
Capital and other assets	(112,800)	-
Net future tax (liabilities) asset	$ (258,306)	$ 851,094

19. Segmented information

Geographic information:

September 30, 2006

	Revenue	Capital Assets
Canada	$ 41,336,315	$ 3,290,963
United States	5,596,252	-
Switzerland	-	774,939
Other	40,506	-
	$46,973,073	$ 4,065,902

September 30, 2005

	Revenue	Capital Assets
Canada	$ 31,741,576	$ 1,396,467
United States	64,156	-
Other	44,380	-
	$ 31,850,112	$ 1,396,467

Significant customers:

During the year, four (2005 - four) major customers accounted for $27,050,851 or 57.6% (2005 - $20,539,228 or 64.5%) of the Company's product sales. As at year end, two customers represented 27.2% and 19.0% (2005 - 37.3% and 26.1%) of total accounts receivable.

20. Commitments

a) The Company has an agreement with the National Research Council of Canada to obtain up to $495,000 in assistance for research and development expenditures. All assistance under this agreement has been received.

The Company is obliged to repay the financial assistance by way of 1.5% of the Company's gross revenues, which commenced April 1, 2002, up to a maximum of $742,000, which is 150% of the original contribution amount. The obligation to pay terminates at the earlier of the full repayment of the $742,000 or 10 years after the start of the repayment period. The Company is not obliged to repay any of the grants received should the Company have no future revenues on product sales.

During the year, the Company expensed $118,920 (2005 - $508,772) of this financial assistance, which was charged to earnings. At September 30, 2006, $nil (2005 - $138,100) is included in accounts payable and accruals. The entire obligation of $742,000 relating to this agreement has been repaid.

b) The Company has an agreement with AVAC Ltd. to obtain up to $525,000 in assistance to fund continued development of the proprietary ChemBioPrint technology platform and CVT-E002. As at September 30, 2006, $8,333 (2005 - $8,333) of assistance is still available to the Company.

The Company is obliged to repay the financial assistance by way of 1.5% of the Company's gross revenues after January 1, 2002 up to 200% of the original contribution amount or to a maximum of $1,000,000. The Company is not obliged to repay any of the assistance received should the Company have no future revenues on product sales.

During the year, the Company expensed $356,120 (2005 - $508,772) of this financial assistance, which was charged to earnings. At September 30, 2006, $nil (2005 - $138,100) is included in accounts payable and accruals. The entire obligation of $1,000,000 relating to this agreement has been repaid.

c) The Company has entered into agreements to lease premises in Edmonton, Alberta, Canada; Toronto, Ontario, Canada; Zug, Switzerland and Chicago, USA. These leases expire at various dates ranging from October 31, 2006 to September 30, 2010, and for which minimum lease payments total $1,041,450.

20. Commitments (continued)

The following is a schedule by fiscal year of future minimum lease payments:

2007	$ 361,898
2008	314,369
2009	248,183
2010	117,000
Total minimum lease payments	$ 1,041,450

d) The Company has entered into contractual obligations related to future advertising and marketing expenditures.

The following is a schedule by fiscal year of future payments associated with these contracts:

2007	$ 1,547,479
2008	1,316,054
2009	223,060
	$3,086,593

21. Cyclical nature of business

The Company's lead product's sales are greater in the first, second and fourth quarters of the fiscal year.

22. Joint venture

On October 29, 2002 the Company entered into a joint venture with Centaur Pharmaceuticals, a private company, in the creation of Vet Ex Inc. The joint venture, in which the Company holds a 60% interest, has licensed the veterinary rights for the Company's nutraceutical products and ChemBioPrint technology. On June 22, 2006, the Company submitted 90 days written notice of termination of the Joint Venture Agreement. The dissolution of the joint venture is in progress.

The Company has recorded its interest in Vet Ex Inc. using the proportionate consolidation method. The following table summarizes the Company's share of the assets, liabilities, revenue, expenses and cash flows of Vet Ex Inc. included in these consolidated financial statements.

	2006	2005
Assets		
Cash and cash equivalents	**$ 22,480**	$ 22,519
Liabilities		
Accounts payable and accruals	**$ 77**	$ 77
Expenses and cash flows for the period ended		
Expenses		
Interest and bank charges	**$ 39**	$ 39
Quality control, research and development	**8,948**	18,048
Net loss	**$ (8,987)**	$ (18,087)
Cash flows		
Cash flows from operating activities	**$ (39)**	$ (18,087)

23. Lease settlement

In 2005, the Company settled outstanding liabilities from a lease agreement for its Calgary premises. The consideration included the rental deposit and a one-time cash payment with a resulting expense of $151,103.

24. Comparative figures

Certain prior year figures have been reclassified to conform to the current year's presentation.

Upon exercise of stock options, an entity should transfer from contributed surplus to share capital the amount previously recognized in stock based compensation. This adjustment was not recorded in the prior year, accordingly the previously reported amounts as at September 30, 2005 for share capital have been increased by $951,482 and contributed surplus decreased by $951,482.

25. Subsequent event

Subsequent to September 30, 2006, 610,666 options were exercised for cash proceeds of $110,000.

DIRECTORS

Gordon G. Tallman (2)
Chairman of the Board
CV Technologies Inc.
Calgary, Alberta

Harry Buddle, FCA, MBA (1, 3)
Vice Chairman of the Board
President and CEO
Servus Credit Union
Edmonton, Alberta

Jacqueline J. Shan, PhD, DSc
President, Chief Executive Officer
& Chief Scientific Officer
CV Technologies Inc.
Edmonton, Alberta

Robert B. Church, PhD, BSc, MSc (2)
Professor Emeritus,
Faculty of Medicine,
University of Calgary
Calgary, Alberta

Kit Chan (1)
President, Canada Education Inc.
Calgary, Alberta

Patricia Trottier (2, 3)
Corporate Director
Calgary, Alberta

Hunter M. Wight (1, 3)
Vice President, External Relations
Mount Royal College
Calgary, Alberta

(1) Audit Committee
(2) Governance & Nominating Committee
(3) Compensation Committee

AUDITORS

Grant Thornton LLP
Edmonton, Alberta

BANKERS

Royal Financial Group
Calgary, Alberta

LEGAL COUNSEL

Blake, Cassels & Graydon LLP
Calgary, Alberta

OFFICERS

Jacqueline J. Shan, PhD, DSc
President, Chief Executive Officer
& Chief Scientific Officer

Paul Bokenfohr, MBA
Vice President, Human Resources
and Administration

Gordon A. Brown, CGA
Chief Financial Officer

Lei Ling, PhD
Vice President, Product
Development

G. Warren Michaels
Vice President, Communications

P. Norman Oliver
Senior Vice President,
Sales & Marketing

Wallace Yit, MBA
Vice President, Operations

OFFICES

Corporate Office
9411 - 20th Avenue
Edmonton Research Park
Edmonton, Alberta T6N 1E5
Phone: (780) 432-0022
Fax: (780) 432-7772
Toll Free: 1-888-280-0022
www.cvtechnologies.com
www.coldfx.com

Toronto Office
4211 Yonge Street, Suite 618
Toronto, Ontario M2P 2A9
Phone: (416) 227-2225
Fax: (416) 226-2224
Toll Free: 1-888-843-7239

USA Office
COLD-fX® Pharmaceuticals (USA), Inc.
5600 North River Road, Suite 800
Rosemont, IL 60018
Phone: (847) 292-4479

Switzerland Office
fX Life Sciences International GmbH
Economic Business Center
Baarerstrasse 135
6301 Zug, Switzerland
Phone: 011 41 41 763 50 58

REGISTRAR AND TRANSFER AGENT

Computershare Trust
Company Canada
Suite 600, Western Gas Tower
530-8th Ave SW
Calgary, Alberta T2P 3S8

SHAREHOLDER COMMUNICATIONS

Computershare Trust
CompanyCanada
100 University Ave
9th Floor, North Tower
Toronto, Ontario, Canada M5J 2Y1
1-800-564-6253
(toll free Canada & USA)
1-514-982-7555
(International & Direct Dial)
Fax: 1-888-453-0330
webservice@computershare.com
www.computershare.com

STOCK EXCHANGE LISTING

The Toronto Stock Exchange (TSX)
Trading symbol: CVQ

INVESTOR RELATIONS INFORMATION

Jane Tulloch
Director, Investor Relations
Phone: 1-888-280-0022 Ext. 734
E-mail: IR@cvtechnologies.com

CALL CENTRES

Canada: 1-888-843-7239
US: 1-877-490-3300

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

4:00 pm MST
Wednesday, February 21, 2007
Reception to follow
Timms Centre for the Arts
University of Alberta
3-146 Fine Arts Building
87 Avenue and 112 Street
Edmonton, AB T6G 2C9

CV Technologies has established Corporate governance policies and procedures which are available for review on the Company's website at www.cvtechnologies.com under the heading "Corporate."



CV TECHNOLOGIES INC.

CORPORATE OFFICE
9411 - 20th Avenue
Edmonton Research Park
Edmonton, AB T6N 1E5
Phone: (780) 432-0022
Fax: (780) 432-7772
Toll Free: 1-888-280-0022

TORONTO OFFICE
4211 Yonge Street
Suite 618
Toronto, ON M2P 2A9
Phone: (416) 227-2225
Fax: (416) 226-2224
Toll Free: 1-888-843-7239

USA OFFICE
COLD-FX® Pharmaceuticals
(USA) Inc.
5600 North River Road
Suite 800
Rosemont, IL 60018
Phone: (847) 292-4479

SWITZERLAND OFFICE
fX Life Sciences
International GmbH
Economic Business Center
Baarerstrasse 135
6301 Zug, Switzerland
Phone: 011 41 41 763 50 58

www.cvtechnologies.com www.coldfx.com

END